

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2023

Douglas Cogen
Partner
Fenwick & West LLP
555 California Street
San Francisco, California 94104

> **Re: Pardes Biosciences, Inc.**
> **Schedule 14D-9 filed July 28, 2023**
> **File No. 005-93142**

Dear Douglas Cogen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your filing.

Schedule 14D-9 filed July 28, 2023

General

1. Based on the nature of these comments, we believe it will be necessary to disseminate revised offer materials in the same manner in which you originally disseminated the Schedule 14D-9. Please confirm your understanding.

2. Please include the information required by Items 7, 8 and 9 of Schedule 13E-3 at the front of a (revised) disclosure document. See Rule 13e-3(e)(1)(ii).

Arrangements between Pardes and its Executive Officers, Directors and Affiliates, page 14

3. Where you describe the interests of members of the Pardes Board and executive officers which may be different than those of shareholders, please describe the interests of Mr. Tananbaum in the going private transaction.

Item 4. The Solicitation or Recommendation , page 22

4. If the Offer is consummated, shareholders can only be assured of receiving the Base Price of $2.02 per share. Therefore, please revise generally to address the Company's position as to the fairness of the Offer, assuming shareholders receive only the Base Price per Shares. The Company may also address fairness of the possible additional offer consideration, such as the Additional Price and the CVR, but revised disclosure should specify what value (if any) is being attributed to these possible additional payments.

5. The disclosure on page 22 states that "the non-recused members of the Pardes Board unanimously recommends that Pardes' Unaffiliated Stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer." Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a) of Regulation 14E, require that the "filing person" and "subject company," respectively, provide the required disclosures. Please revise this statement (and other similar statements throughout this section) to expressly state the Company's position with respect to the Offer. Alternatively, please clarify that the recommendation by the non-recused members of the Pardes Board is being made on behalf of the Company.

Background of the Offer and the Merger, page 23

6. Refer to the second full paragraph on page 24. Summarize the material terms of the proposals received by parties other than Foresite, including any per share values yielded. See generally, Item 1013 of Regulation M-A.

7. Describe the scientific and business criteria approved by the Special Committee to be used by Leerink Partners to solicit indications of interest for Pardes. See the last paragraph on page 25.

8. Refer to the third full paragraph on page 26. Describe the criteria under which the Special Committee determined that three proposals were most compelling. In addition, disclose the per share value attributable to the proposals by Parties A, B and C and for all other proposals and revised proposals referenced in this section.

9. Refer to the second full paragraph on page 27. Describe the criteria by which the Special Committee identified the three financial buyers it directed Leerink Partners to solicit and explain how they were identified.

10. Refer to the last paragraph on page 28. Explain why the Special Committee determined that changing the Company's focus to acquire distressed companies for their net cash value was not in the best interests of shareholders. In addition, explain how this potential strategy was identified and by whom.

Background of the Offer and the Merger, page 23

11. Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A require a filing person to summarize in considerable detail any reports, whether oral or written, received from a third party and materially related to this transaction. This section references presentations

by Leerink Partners to the Pardes Board during the course of entering into this transaction and considering alternatives for Pardes. Reports dated July 16, 2023 and June 12, 2023 have been filed as exhibits to the Schedule 13E-3. All written materials, including board books and presentation materials provided by Leerink Partners should be filed as exhibits, including in connection with its April 13, 2023 presentation. In addition, all reports or presentations, whether oral or written, should be summarized in considerable detail in the disclosure document disseminated to shareholders. Please revise.

Reasons for the Recommendation, page 33

12. We believe the disclosure under "Attractive Certainty of Value" is misleading because the term "Cash Amount" includes the Additional Price per Share, which may not be paid at all and is of uncertain value. Please revise to clarify that the Cash Amount includes a dollar figure which may not be paid and to specify the value the Company attributes to the Additional Price per Share in making the statement in bullet point 2 on page 33.

13. We note that "[t]he Uncertain Value of the CVRs" is listed as a negative factor weighing against the fairness of the Offer. Expand to address how the Board considered the uncertain value of the Additional Price per Share, which may be worth $0 to $0.17 per shares.

14. We note the disclosure under "Fairness Opinion" on page 34 that the Board considered the opinion from Leerink Partners to the effect that the "Cash Amount" to be paid to shareholders is fair from a financial point of view. However, Leerink Partners included in the Cash Amount the Additional Price per Share, which may not be paid. Please revise to explain that Leerink Partners attributed a value of $0.10 per share to the Additional Purchase Price and its fairness opinion addresses a cash Offer price of $2.12 per share, while shareholders are only guaranteed the Base Price of $2.02 per share. In addition, explain how the Board considered this "disconnect" in considering the Leerink Partners opinion and why the Board directed Leerink Partners to analyze the Offer value in this way, given that the Company itself does not attribute a value or estimate of value for the Additional Price per Share in the Schedule 14D-9.

15. Expand to address how the Board considered the fact that Leerink Partners estimated (based on management's own projections) the implied present value of the cash that would be distributable to shareholders upon dissolution (as prepared based on the Management Dissolution Case) to be $2.04 per share, which represents a higher price than the Base Price per Share in this Offer. That is, the guaranteed price tendering holders will receive if the Offer is consummated is less than the value they could receive upon dissolution of the Company. Your expanded analysis should also address the downside and upside sensitivity analyses of the Management Dissolution Case, resulting in implied present values of $2.03 and $2.20 per shares, respectively.

16. State the reasons for the timing of the transaction and discuss any alternative transaction structures considered, explaining why each was rejected. See Item 1013 of Regulation M-

A. We note that the April 13, 2023 presentation to the Board by Leerink Partners included an analysis of potential different types of transactions and other strategies.

17. Revise to address how the Company considered in assessing fairness the fact that the source of funds to pay for tendered shares will be the Closing Net Cash of Pardes, which the Purchaser Parties are entitled to use to fund the Offer under the terms of the merger agreement.

18. We note that the Special Committee and the non-recused members of the Pardes Board list as a factor the fairness opinion provided by Leerink Partners. When a filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt such analysis as their own to satisfy their disclosure obligation. Refer to Question 20 of Exchange Act Release No. 34-17719 (Apr. 13, 1981). Accordingly, please revise to state, if true, that the Special Committee and the non-recused members of the Pardes Board have adopted Leerink Partners' analysis as their own. Alternatively, describe their own analysis of the factors reviewed by Leerink Partners as described in the summary of its report.

Pardes Management Liquidation Analysis, page 36

19. Summarize the material assumptions and limitations on management's liquidation analysis, including why management assumed that $145,000,000 would be available at the commencement of the liquidation process.

20. The charts on page 8 of the July 16, 2023 Leerink Partners materials present two Dissolution Scenarios, which appear to have been provided by management of Pardes to the financial advisor. Please include here.

Opinion of Leerink Partners LLC - Summary of Financial Analyses by Leerink Partners LLC, page 40

21. Refer to the first sentence on page 40. While a summary is necessarily a concise version, it must be a complete description of Leerink Partners' analyses and conclusions. Please revise.

22. We note that in conducting its fairness analysis, Leerink Partners assumed a Cash Amount of $2.12 per share to be paid in the Offer. However, this assumes an Additional Price per Share of $0.10 per share, whereas in fact, there is no guarantee under the terms of the Offer that any additional amount will be payable over the $2.02 Base Price per Share. Please revise to address fairness at the Base Price per Share or to specifically and prominently note that the fairness opinion does not address fairness at that price.

23. Identify the other transactions analyzed by Leerink Partners and referenced on pages 41-42.

24. Explain how Leerink Partners analyzed the value of the CVR included in the Offer, or explain why it did not do so.

Douglas Cogen
Fenwick & West LLP
August 8, 2023
Page 5

 We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please direct any questions to Christina Chalk at (202) 551-3263 or to Blake Grady at (202) 551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions